UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

BESPOKE EXTRACTS, INC.

(Exact name of registrant as specified in its charter)

000-52759

(Commission File Number)

Nevada	20-4743354
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

323 Sunny Isles Blvd., Suite 700

Sunny Isles, Florida, 33160

(Address of principal executive offices)

(855) 633-3738

(Registrant’s telephone number)

BESPOKE EXTRACTS, INC.
323 Sunny Isles Blvd., Suite 700
Sunny Isles, Florida, 33160

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

November 2, 2021

This information statement (the “Information Statement”) is being mailed to the holders of record as of November 2, 2021 of the shares of common stock, $0.001 par value per share (the “Common Stock”) of Bespoke Extracts, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors described herein will not occur until at least 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BESPOKE EXTRACTS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY OR TAKE ANY OTHER ACTION.

INTRODUCTION

This information statement (the “Information Statement”) is being mailed to the holders of record as of November 2, 2021 of the shares of common stock of Bespoke Extracts, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our board of directors (the “Board of Directors” or the “Board”) occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors described herein will not occur until at least 10 days following the mailing of this Information Statement.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we”, “our”, “us”, the “Company” and similar expressions refer to Bespoke Extracts, Inc.

This Information Statement is being mailed to stockholders on or about November 5, 2021.This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the stockholders of the Company of a change in the majority of the Board of Directors.

CHANGE IN DIRECTORS AND CHANGE IN CONTROL OF THE COMPANY

On October 28, 2021, the Company entered into a stock purchase agreement with Danil Pollack (the Company’s chief executive officer), and Infinity Management, LLC (the “Buyer”). Pursuant to the purchase agreement, Mr. Pollack agreed to sell to the Buyer, and the Buyer agreed to purchase from Mr. Pollack, 50,000,000 shares of the common stock of the Company and one (1) share of Series C preferred stock of the Company (the “Preferred Stock”) for cash consideration of $40,000, as well as other consideration specified below (the “Transaction”). The Preferred Stock the Buyer will acquire represents fifty-one percent (51%) of the voting power of the Company’s capital stock, and therefore the Transaction will result in a change-in-control of the Company.

The purchase agreement further provides that, as part of the Transaction, the Buyer will make a capital contribution to the Company of $4,792.29 to cover payment of the amounts due to certain creditors of the Company, as set forth in the purchase agreement.

The closing of the Transaction is subject to certain conditions set forth in the purchase agreement, including the mailing and filing of a Schedule 14F-1 with the Securities and Exchange Commission, at least 10 days prior to the closing, in accordance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

In connection with the purchase agreement, and effective upon the closing thereunder, Mr. Michael Feinsod, the managing member of the Buyer, will be appointed as the chief executive officer and chairman of the board of directors of the Company, Mr. Hunter Garth will be appointed as a director, as well as chief strategy officer of the Company, and Mr. Pollack will resign as president, CEO and chief financial officer of the Company, as well as a member of the Board.

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VOTING SECURITIES

As of the date of this Information Statement, the Company is authorized to issue 3,000,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.001. As of November 2, 2021, 248,889,621 shares of common stock and one (1) share of Series C Preferred Stock were issued and outstanding, respectively. One thousand (1,000) shares of preferred stock are designated as Series A convertible preferred stock but no such shares were issued and outstanding as of November 2, 2021.

Each share of common stock entitles the holder thereof to one vote. The Series C Preferred Stock has a stated value of $24,000 and entitles the holder to 51% of the total voting power of the Company’s stockholders. The Company may, in its sole discretion, redeem the Series C Preferred Stock at any time for a redemption price equal to the stated value. Upon payment of the redemption price by the Company, the Series C Preferred Stock will revert to the status of authorized but unissued preferred stock.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT FOLLOWING THE TRANSACTION

The following table sets forth information known to us relating to the beneficial ownership of such shares following the Transaction by:

(1)	each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock;

(2)	each named executive officer and director; and

(3)	all named executive officers and directors as a group.

Unless otherwise indicated, the business address of each person listed is care of Bespoke Extracts, Inc., at 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida 33160. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of November 2, 2021. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them.

	Amount of
	Beneficial	Percent of
Name of Beneficial Owner	Ownership	Class
Executive Officers and Directors:
Michael Feinsod(1)	50,000,000	20.1%
Hunter Garth	0	--
Officers and Directors as a group (2 persons):	50,000,000	20.1%
5% Holders:
Danil Pollack	76,000,000	30.6%
Infinity Management, LLC (1)	50,000,000	20.1%
McGlothlin Holdings, Ltd. (2)	14,562,667	5.9%

(1)	The managing member of Infinity Management, LLC (“Infinity”) is Michael Feinsod, who upon closing of the Transaction will be the Company’s Chief Executive Officer and Chairman of its Board of Directors. He has voting and dispositive power of these shares. Infinity will also, upon closing of the Transaction, own one (1) outstanding share of Series C Preferred Stock, which will entitle Mr. Feinsod to 51% of the voting power of the Company’s stockholders.

(2)	McGlothlin Holdings, Ltd.’s address is PO Box 590, Luling, TX 78649. Mr. Stan McGlothlin holds voting and dispositive power over these shares. Share information for this stockholder is derived from a Schedule 13D filed by it on June 26, 2019.

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DIRECTORS AND EXECUTIVE OFFICERS

Current Officers and Directors of the Company

As of the date of this Information Statement, Mr. Danil Pollack, age 34, is the Company’s president, chief executive officer, chief financial officer, and sole director. Mr. Pollack was appointed president, chief executive officer and chief financial officer of the Company on April 21, 2020. Prior to the joining the Company, Mr. Pollack oversaw sales and marketing at 2Marketing as Project Manager, a PPC (pay per click), SEO and social media and inbound marketing firm in Toronto, from 2017. In addition, he worked as a lead videographer and editor at YP Media Productions, a creative film production agency which he co-founded in 2010. Between 2010 and 2013, Mr. Pollack also served as Vice President of Operations at Auto Ad, Inc., a full service infomercial production agency specializing in the auto dealership market.

Incoming Officers and Directors of the Company

The following discussion sets forth information regarding our executive officers and directors who will assume office following the Transaction and after the Company has met its information obligations under the Exchange Act.

Name	Age	Title
Michael Feinsod	50	Chief Executive Office and Chairman of the Board of Directors
Hunter Garth	32	Chief Strategy Officer and Director

Michael Feinsod is the managing member of Infinity Capital, LLC, an investment management company he founded in 1999. Mr. Feinsod was executive chairman of the board of General Cannabis from August 2014 through July 2020, and was a director of The Kingstone Companies, Inc. from 2008 through June 2015. From 2006 through 2013, he served in various executive positions at Ameritrans Capital Corporation, a business development company. Mr. Feinsod served as a director of Ameritrans from December 2005 until July 2013 and served as a director of its subsidiary, Elk Associates Funding Corporation, from December 2005 until April 2013. Previously, Mr. Feinsod served as an investment analyst and portfolio manager at Mark Boyar & Company, Inc. He is admitted to practice law in New York and served as an associate in the Corporate Law Department of Paul, Hastings, Janofsky & Walker LLP. Mr. Feinsod holds a J.D. from Fordham University School of Law and a B.A. from George Washington University. We believe that Mr. Feinsod’s corporate finance, legal and executive-level experience, as well as his service on the boards of other public companies, give him the qualifications and skills to serve as one of our directors.

Hunter Garth was most recently was the vice president of corporate development for General Cannabis Corporation from January 2019 to July 2020, a position in which he was responsible for developing and sourcing M&A activity in the cannabis industry. Prior to that, he was the managing director of Iron Protection Group, a security company that he founded in 2013 and sold in March 2015 to General Cannabis Corporation. Mr. Garth served in the U.S. Marine Corps from October 2008 to October 2012 in multiple roles, including infantry squad leader and instructor with the USMC Special Operations Training Group. Mr. Garth attended the University of West Florida. We believe that Mr. Garth’s industry and management-level experience qualifies him to serve as one of our directors.

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Terms of Office

Our directors are appointed for one year terms in accordance with our charter documents and hold office until the earlier of: (i) the next annual meeting of our stockholders, (ii) until they are removed from the board or (iii) until they resign.

Family Relationships

None.

Legal Proceedings

Involvement in Certain Legal Proceedings

During the past ten years, none of our current or incoming directors or executive officers has been:

(1)	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

(4)	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

(5)	the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any federal or state securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a change in our control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

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TRANSACTIONS WITH RELATED PERSONS

On October 3, 2019, the Company entered into a letter agreement with Niquana Noel, the Company’s then-chief executive officer. Pursuant to the agreement, Ms. Noel exchanged $24,000 in accrued but unpaid compensation owed to her by the Company for one share of newly created Series B Preferred Stock of the Company.

On March 25, 2020, the Company entered into a letter agreement with Niquana Noel. Pursuant to the agreement, Ms. Noel exchanged one share of Series B Preferred Stock of the Company for one share of newly created Series C Preferred Stock of the Company.

On April 20, 2020, the Company entered into a letter agreement with Niquana Noel. Pursuant to the letter agreement, Ms. Noel waived any and all accrued but unpaid compensation owed to her in exchange for the right to retain all 20,000,000 shares of common stock of the Company Ms. Noel had acquired upon exercise of warrants, notwithstanding provisions of the warrant agreement that would have required her to return certain shares to the Company in the event of her resignation.

From June 2020 to August 2020, the Company issued and sold to Danil Pollack, the Company’s chief executive officer, an aggregate of 84,000,000 shares of common stock, for a purchase price of $0.001 per share, upon exercise of the right to purchase granted to Mr. Pollack under Mr. Pollack’s employment agreement (see “Executive Compensation”).

On August 31, 2020, the Company issued a promissory note in the principal amount of $150,000, to Danil Pollack. Upon execution of the note, $120,000 was remitted and the remaining $30,000 was paid on September 22, 2020. The note did not bear interest and had a maturity date of November 30, 2020. This note was subsequently exchanged for 15,000,000 shares of common stock, as described below.

On November 10, 2020, the Company entered into an exchange agreement with Danil Pollack. Pursuant to the exchange agreement, Mr. Pollack exchanged an outstanding promissory note of the Company in the outstanding principal amount of $150,000 for 15,000,000 newly issued shares of common stock of the Company.

On December 1, 2020, the Company entered into a securities purchase agreement with Danil Pollack. Pursuant to the agreement, the Company issued and sold to Mr. Pollack 20,000,000 shares of common stock for an aggregate purchase price of $200,000.

On January 21, 2021, the Company entered into a securities purchase agreement with Danil Pollack, the Company’s chief executive officer. Pursuant to the purchase agreement, the Company issued and sold to Mr. Pollack 2,000,000 shares of common stock for an aggregate purchase price of $100,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors, and certain persons who own more than 10% of a registered class of the Company’s equity securities (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership (“Section 16 Reports”) with the Securities and Exchange Commission (the “SEC”). Based solely on its review of the copies of such Section 16 Reports received by the Company, all Section 16(a) filing requirements applicable to the Reporting Persons during and with respect to the fiscal year ended August 31, 2021 have been complied with on a timely basis, except that a Form 3 was not filed by Yaniv Rozen.

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CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors.

Board of Directors’ Meetings

During the fiscal year ended August 31, 2021, our Board did not hold any meetings but adopted resolutions pursuant to written consents. We encourage, but do not require, our Board members to attend the annual meeting of stockholders.

Board Committees

We have not established any committees of the board of directors due to the small size of the Company and the board. In the absence of committees, all members of the board of directors participate in the consideration of director nominees, the appointment of executive officers, the compensation of directors and executive officers, and other Company matters. We do not have an audit committee financial expert because we do not have the resources to retain one.

Board Leadership Structure and Role on Risk Oversight

Messrs. Feinsod and Garth will be our only board members immediately following the Transaction.

Our board is primarily responsible for overseeing our risk management processes. The board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company’s assessment of risks. The board focuses on the most significant risks facing the Company and the Company’s general risk management strategy, and also ensures that risks undertaken by the Company are consistent with the board’s appetite for risk. While the board oversees the Company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our board of directors by writing to Bespoke Extracts, Inc., 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160, Attention: Corporate Secretary.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes all compensation to our chief executive officers during the years ended August 31, 2021 and August 31, 2020. Our chief executive officer is our only named executive officer for whom compensation disclosure is required.

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Stock Awards (e)	Option Awards (f)		Non-Equity Incentive Plan Compensation (g)	Nonqualified Deferred Compensation Earnings (h)	All Other Compensation (i)	Total (j)
Danil Pollack	2021	$44,500			--					$44,500
CEO, President (1)	2020		--	--	$1,416,571	(3)		--	--	$1,416,571

Niquana Noel	2021	--			--					--
Former CEO and President(2)	2020		--	--	$2,055,748	(4)	--	--	$20,000	$2,075,748

(1)	Mr. Pollack was appointed as president and chief executive officer of the Company on April 21, 2020.

(2)	Ms. Noel was appointed as president and chief executive officer of the Company on October 30, 2018 and served until April 21, 2020.

(3)	Pursuant to Mr. Pollack’s employment agreement, he was granted the right, for a period of six months, to purchase up to 100,000,000 shares of Common Stock for a purchase price of $0.001 per share. The Company recognized an expense of $1,416,975 during the year ended August 31, 2020.

(4)	Pursuant to Ms. Noel’s employment agreement, she received a warrant to purchase up to 20,000,000 shares of Common Stock at an exercise price of $0.0001 per share. Ms. Noel exercised the warrant and was issued the 20,000,000 shares on October 31, 2018. The fair value of this award was determined to be $2,598,138, of which $2,055,748 was recognized during the fiscal year ended August 31, 2020.

Employment Agreements

On April 21, 2020, the Company entered into an employment agreement with Danil Pollack, and on September 30, 2020, the employment agreement was amended. Pursuant to the employment agreement, Mr. Pollack was to serve as the Company’s chief executive officer and president for a period of one year, which term will renew automatically for successive one year terms, subject to the right of either party to terminate the agreement at any time upon written notice. Pursuant to the employment agreement, as amended, the Company agreed to pay Mr. Pollack an annual salary of $48,000, and Mr. Pollack was granted the right, for a period of six months, to purchase up to 100,000,000 shares of C Stock for a purchase price of $0.001 per share. Mr. Pollack will resign as president, CEO and chief financial officer of the Company, effective upon closing of the Transaction.

Outstanding Equity Awards at Fiscal Year-End

None.

Compensation of Directors

No director of the Company received any compensation for serving as director of the Company during the year ended August 31, 2021.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our Board of Directors at Bespoke Extracts, Inc., 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160, Attention: Corporate Secretary.

NO DISSENTERS RIGHTS

Under Nevada corporate law, stockholders are not entitled to dissenters’ rights with respect to the Transaction.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders and no dissenters’ rights are available. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 2, 2021

BESPOKE EXTRACTS, INC.

By:	/s/ Danil Pollack
Danil Pollack
Chief Executive Officer

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